Exhibit 99.2

RWB Launches Platinum Vape Disposables through an Exclusive Agreement with Skybar

•	RWB has exclusive access to Skybar technologies for all THC and CBD Products Globally
•	Platinum Vape Disposables are already available in 250 dispensaries across Michigan
•	Upcoming target markets for Platinum Vape Disposables include California, Florida, Massachusetts, Missouri and Arizona.
•	RWB has expanded the Platinum Brand beyond 5/10 cartridges, Live Resin vapes and Gummies, with the extremely successful launch of Disposable Vapes
•	Global Market for THC Vapes is estimated to reach $26.5 billion by 2031

TORONTO, ON and DETROIT, MI, October 3rd, 2022 (GLOBE NEWSWIRE) -- Red White & Bloom Brands Inc. (CSE: RWB and OTC:RWBYF) (“RWB” or the “Company”), a multi-state cannabis operator and house of premium brands, announces an exclusive agreement to utilize vape technology provided by Skybar, a leading innovator in vape devices. In addition, the company is pleased to announce the debut of Platinum Vape™ (PV) Disposables. Platinum Vape and Skybar have extensively collaborated in creating a unique device with a custom tank and flavorful exotic terpenes catered specifically for vape consumers. The product has auto-draw technology with a High-Grade Coil and powerful battery, delivering a smooth and consistent experience without charging or setting adjustments. RWB has seen tremendous success on the launch and is proud to announce that PV Disposables are currently available in 250 dispensaries across Michigan.

“RWB continues to introduce a steady stream of new products to satisfy consumer demand. Alongside the launch of PV Disposables, RWB will expand on its product depth based on flavors and formats in both gummies and live resin as they are in high demand.” stated Colby De Zen, President of Red White & Bloom Brands Inc. Adding, “The Company has successfully launched both PV Live Resin Vapes and PV Gummies in Q2 and Q3 of 2022, and our expanded portfolio is now delivering hundreds of thousands of units per month across the PV collection. With our commitment to safety and user experience, we are proud to be a leader in the cannabis derivative market. We continue to be the #1 vape brand in Michigan and have introduced a wide variety of new strains, flavors and technologies to our consumers. We anticipate the new PV Disposable will be extremely popular with consumers based on value, quality, convenience and industry leading technology. The introduction of this unique disposable is another example of RWB's commitment to driving both top-line growth and increased margins to achieve our goal of profitability as an organization.”

As a leading, award-winning vape brand, RWB’s expanded PV portfolio now includes 5/10 carts, disposables, live resin, gummies, chocolates and premium cannabis flower. The PV brand continues to exhibit strength across the United States and, according to BDSA, Platinum Vape was the #1 selling vape cartridge in Michigan in August of 2022.

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About Red White & Bloom Brands Inc.

Red White & Bloom is a multi-state cannabis operator and house of premium brands in the U.S. legal cannabis sector. RWB is predominantly focusing its investments on the major U.S. markets, including Arizona, California, Florida, Massachusetts, and Michigan.

For more information about Red White & Bloom Brands Inc., please contact:

Brad Rogers, CEO and Chairman

604-687-2038

Visit website: www.RedWhiteBloom.com, or follow RWB on social media:

Twitter: @rwbbrands;

Facebook: @redwhitebloombrands;

Instagram: @redwhitebloombrands.

Neither the CSE nor its Regulation Services Provider (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

FORWARD LOOKING INFORMATION

This press release contains forward-looking statements and information that are based on the beliefs of management and reflect the Company’s current expectations.  When used in this press release, the words “estimate”, “project”, “belief”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may” or “should” and the negative of these words or such variations thereon or comparable terminology are intended to identify forward-looking statements and information.  There is no assurance that these transactions will yield results in line with management expectations. Such statements and information reflect the current view of the Company with respect to risks and uncertainties that may cause actual results to differ materially from those contemplated in those forward-looking statements and information.

By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, among others, the following risks: risks associated with the implementation of the Company’s business plan and matters relating thereto, risks associated with the cannabis industry, competition, regulatory change, the need for additional financing, reliance on key personnel, market size, and the volatility of the Company’s common share price and volume.  Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date that statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change.  Investors are cautioned against attributing undue certainty to forward-looking statements.

There are a number of important factors that could cause the Company’s actual results to differ materially from those indicated or implied by forward-looking statements and information.  Such factors include, among others, risks related to the Company’s proposed business, such as failure of the business strategy and government regulation; risks related to the Company’s operations, such as additional financing requirements and access to capital, reliance on key and qualified personnel, insurance, competition, intellectual property and reliable supply chains; risks related to the Company and its business generally; risks related to regulatory approvals. The Company cautions that the foregoing list of material factors is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. The Company has assumed a certain progression, which may not be realized.  It has also assumed that the material factors referred to in the previous paragraph will not cause such forward-looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. While the Company may elect to, it does not undertake to update this information at any particular time.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS PRESS RELEASE REPRESENTS THE EXPECTATIONS OF THE COMPANY AS OF THE DATE OF THIS PRESS RELEASE AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE.  READERS SHOULD NOT PLACE UNDUE IMPORTANCE ON FORWARD-LOOKING INFORMATION AND SHOULD NOT RELY UPON THIS INFORMATION AS OF ANY OTHER DATE. WHILE THE COMPANY MAY ELECT TO, IT DOES NOT UNDERTAKE TO UPDATE THIS INFORMATION AT ANY PARTICULAR TIME EXCEPT AS REQUIRED IN ACCORDANCE WITH APPLICABLE LAWS.